CENTURY COMMUNITIES, INC.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

November 1, 2017

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

Attn:    Jay Ingram, Legal Branch Chief

            Sergio Chinos, Staff Attorney

Re:      Century Communities, Inc. and co-Registrant Subsidiary Guarantors

            Registration Statement on Form S-4

            File No. 333-221154

            Request for Acceleration of Effectiveness

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Century Communities, Inc., a Delaware corporation, on behalf of itself and each of the co-registrant subsidiary guarantors (collectively, the “Registrants”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on November 2, 2017, or as soon thereafter as practicable.

The Registrants understand that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrants of their awareness of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mark J. Kelson of Greenberg Traurig, LLP at (310) 586-3856. In addition, it would be greatly appreciated if you could please call Mr. Kelson to notify him when the Registration Statement has been declared effective.

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Sincerely,

Century Communities, Inc.

By:	/s/ Dale Francescon
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer

cc:      Mark J. Kelson, Esq., Greenberg Traurig, LLP

           William Wong, Esq., Greenberg Traurig, LLP

           Robert Francescon, Century Communities, Inc.

           David Messenger, Century Communities, Inc.